UNITED STATES OF AMERICA
      Before the
SECURITIES AND EXCHANGE COMMISSION

--------------------------------------------

In the Matter of
                                                              NINTH
NATIONAL FUEL GAS COMPANY                                     CERTIFICATE
HORIZON ENERGY DEVELOPMENT, INC.                              PURSUANT TO
                                                              RULE 24

File No. 70-8649
(Public Utility Holding Company Act of 1935)

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         THIS IS TO  CERTIFY,  pursuant to Rule 24,  that  certain  transactions proposed by National Fuel Gas Company ("National") and its subsidiary, Horizon Energy Development, Inc. ("Horizon") in its Application-Declaration on Form U-1, as amended (File No. 70-8649), have been carried out in accordance with the terms and conditions of said Application-Declaration and the Order (HCAR No. 35-26364, dated August 29, 1995) of the Securities and Exchange Commission (the "Commission") with respect thereto, and that the following information for the quarter ended September 30, 1997 is herein provided:

          1a)  Horizon's  balance sheet at  September  30,  1997 is  attached as
               Exhibit 1.

          1b) National's balance sheet at September 30, 1997 is included in National's Form 10-K for fiscal 1997, which will be filed with the Commission in December 1997 and is incorporated herein by reference.

          2a) Horizon's income statement for the quarter ended September 30, 1997 is attached as Exhibit 2.

          2b) National's income statement for the quarter ended September 30, 1997 is included in National's Form 10-K for fiscal 1997, which will be filed with the Commission in December 1997 and is incorporated herein by reference.


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          3)   Recourse and non-recourse debt securities issued to third parties by Intermediate Companies during the quarter ended September 30, 1997:

                       None.

          4) A general description of the activities of the Applicants for the quarter ended September 30, 1997, and of the projects in which they or their subsidiary companies have an ownership interest:

               Currently, the Project Activities (as such term is defined in the aforesaid Application-Declaration) that National and Horizon, and subsidiaries of Horizon, are engaged in pursuant to File No. 70-8649, are as follows:

               Horizon, through its wholly owned subsidiary, Beheer-En Beleggingsmaatschappij Bruwabel, B.V. ("Bruwabel"), continues to own 100% of the capital stock of each of Power International s.r.o. (now, Horizon Energy Development s.r.o.), ("HED") and Power Development s.r.o. ("PD"). PD in turn continues to own 100% of the capital stock of Teplarna Kromeriz a.s. ("TK"). These entities continue to engage in power development and related activities in the Czech Republic and eastern Europe.

               The only material asset of HED, PD and TK is the district heating system of TK, which sells steam heat to its residential commercial customers in the city of Kromeriz, Czech Republic. TK continues to investigate ways to convert the existing steam plant into a cogeneration facility, or otherwise to generate electricity at the site. If progress is made in this endeavor, Horizon, or its subsidiaries, will file for electric wholesale generator ("EWG") or foreign utility company ("FUCO") status, as appropriate, at the appropriate time.

               Between April and September, 1997, Bruwabel acquired 417,051 shares of the common stock of Severoceske Teplarny, a.s. ("SCT"). SCT is a power and heating utility located in the northern part of the Czech Republic. Bruwabel consequently owned approximately 37% of the outstanding common stock of SCT as of September 30, 1997.

               Bruwabel   also  has  a  stock  option   agreement  and  related
               agreements with three owners of SCT shares. Under Bruwabel's stock option agreement, which expires on April 2, 1999, it may acquire an additional 34% equity interest in SCT, either by means of a put from the sellers or a call by Bruwabel. These three owners have notified Bruwabel of the exercise of the put. Bruwabel expects to close on such acquisition in December, 1997.

               Bruwabel, as a shareholder of SCT, has received, and expects to continue to receive, dividends from its investment in the SCT shares. Furthermore, Bruwabel and SCT will pursue efforts by which SCT might develop additional electrical generation capacity. In the event any such efforts proceed, the appropriate entity will file for EWG or FUCO status, as appropriate, at the appropriate time.

          5) Information on intercompany service transactions (including those provided at cost and at market rates) involving affiliated Intermediate Companies during the quarter ended September 30, 1997:

                  Neither Horizon nor National engaged in any intercompany service transactions with affiliate Intermediate Companies.



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November 25, 1997                     NATIONAL FUEL GAS COMPANY



                                      By: /s/ Philip C. Ackerman
                                         --------------------------------------
                                         Philip C. Ackerman
                                         Senior Vice President




                                      HORIZON ENERGY DEVELOPMENT,
                                      INC.



                                      By: /s/ Bruce H. Hale
                                         --------------------------------------
                                         Bruce H. Hale
                                         Vice President